October 10, 2025

By EDGAR Submission

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Re: PC Connection, Inc.
Form 10 K for the Fiscal Year Ended December 31, 2024
Form 10 Q for the Fiscal Period Ended June 30, 2025
File No. 000-23827

Dear Ms. Chaudhry and Mr. Jones:

PC Connection, Inc. (the “Company”, “we”, “our” or “us”) provides this letter in response to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter to the Company dated September 29, 2025 (the “Comment Letter”) pertaining to the above-captioned filings. For ease of reference, the Staff’s comments contained in the Comment Letter are reproduced in bold, italicized font in this letter, and the corresponding responses of the Company are shown below the respective comments.

Form 10-Q for the Fiscal Period Ended June 30, 2025

Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations

Liquidity and Capital Resources

Summary of Sources and Uses of Cash, page 26

1.	Your disclosure appears to discuss how reported operating cash was derived for each period, as already presented in the statement of cash flows. Rather, your disclosure should be a comparative analysis of the change from period to period in the reported amount of operating cash flows. Refer to Item 303(b) and (c) of Regulation S-K. Please revise as appropriate.

In response to the Staff’s comments, in future filings, we will disclose the change from period to period of our operating cash flow with an expanded tabular presentation and structure the comparative analysis as follows:

	Six Months Ended June 30,
(in millions)	2025	2024	Change
Net income	$38.3	$39.3	$(1.0)
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Depreciation and amortization	6.0	6.5	(0.5)
Adjustments to credit losses reserve	1.1	0.4	0.7
Stock-based compensation expense	4.7	4.2	0.5
Deferred income taxes	-	1.6	(1.6)
Amortization of discount on short-term investments, net	(1.7)	(5.6)	3.9
Other adjustments	(0.2)	0.1	(0.3)
Changes in assets and liabilities:
Accounts receivable	(26.7)	7.6	(34.3)
Inventories	(38.4)	(12.4)	(26.0)
Prepaid expenses and other current assets	(4.1)	(5.8)	1.7
Other non-current assets	(1.6)	0.4	(2.0)
Accounts payable	3.4	53.2	(49.8)
Accrued expenses and other liabilities	(6.9)	6.2	(13.1)
Net cash (used in) provided by operating activities	$(26.1)	$95.7	$(121.8)

The decrease in net cash from operating activities of $121.8 million for the six months ended June 30, 2025 was primarily attributable to changes in accounts payable, accounts receivable, inventories, and accrued expenses and other liabilities of $49.8 million, $34.3 million, $26.0 million, and $13.1 million, respectively. The decrease in cash from operating activities attributable to accounts payable is primarily due to the timing of payments. The decrease in cash from operating activities attributable to accounts receivable is primarily driven by the increased sales activity and the timing of collections. The decrease in cash from operating activities attributable to inventories is primarily due to increased inventory purchases related to large customer rollouts and management’s decision to purchase inventory in advance of anticipated tariffs. The decrease in cash from operating activities attributable to accrued expenses and other liabilities is primarily due to the timing of payments.

Form 10-K for the Fiscal Year Ended December 31, 2024

Item 2. Properties, page 27

2.	You disclose the two Merrimack leases with a related party have expired and you continue to occupy the facilities. You state you continue to pay rent and other associated costs for the facilities. Please tell us whether you continue to record these facilities as leases in your financial statements and disclose your intention to enter into new leases for them. Also, tell us where cash paid for these facilities is reported, similar to amounts reported in note 7 for cash paid in the measurement of lease liabilities and capitalized leases. Further, tell us whether amounts for these facilities are reflected in the schedule of future lease payments and the ROU asset/lease liability balances in note 7.

We confirm for the Staff that the Company continues to pay rent and associated costs for the two Merrimack, New Hampshire facilities for which the written lease agreements have expired. The Company continues to occupy the facilities on a month-to-month basis under the terms of the prior written lease agreements. It is the Company’s intention to enter into a written long-term lease for these facilities, and we will disclose our intention in future filings.

The expense for these facilities is recorded within selling, general and administrative expenses on the consolidated statements of income and presented in our short-term lease cost presented in Note 7. The cash paid for the facilities is not presented in the supplemental cash flow disclosure within Note 7 as there are no lease liabilities or capitalized operating leases associated with the facilities. The cash paid is included in our cash flows provided by operating activities. The cash paid is also not reflected in the schedule of future lease payments over the remaining term of capitalized operating leases and the ROU asset/lease liability balances within Note 7.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Year-Over-Year Comparisons

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

Gross profit, page 34

3.	You discuss increases in gross profit and/or gross margin in terms of the amount of software sales recognized on a net basis and/or improved invoice margins. Please explain to us and disclose why and how software sales recognized on a net basis positively impact gross profit and gross margin and the basis for improved invoice margins. Compare and contrast your reference here to product sales to your disclosures on pages 30 and 31 that service revenues have higher margins but neither is identified here as contributing to improved gross profit/margins. Also, we note cost of sales appears to be material to your results of operations. In this regard, for each segment, discuss and quantify the extent changes in cost of sales impact gross profit and gross margin. In your revised disclosure, discuss and quantify the significant components of costs of sales, to the extent material. Refer to Item 303(b) and (2)(i) and (2)(iii) (relative to improved invoice margins, if applicable) therein.

Software sales recognized on a net basis do not impact gross profit when compared to software sales recognized on a gross basis. The sales and cost of sales recognized on a gross basis equates to the same gross profit value as sales recognized on a net basis because the cost of sales amount is netted against the gross sales amount and reported in the financial statements as net sales with no related cost of sales reported. Additionally, gross margin is positively impacted by an increase in the amount of software sales recognized on a net basis because these sales are reported in the financial statements at 100% margin. In response to the Staff’s comments, in future filings, we will further clarify within management’s discussion and analysis how the increase in software sales sold on a net basis positively impacts gross margin.

Our basis for improved invoice margins in desktops for the Enterprise Solutions segment, desktops and notebooks/mobility for the Business Solutions segment, and notebooks/mobility for the Public Sector Solutions segment is due to changes in selling prices of the respective product categories as a result of changes in the mix of customers to whom these products were sold. In response to the Staff’s comments, in future filings, we will disclose the basis for improved invoice margins to the extent material.

References to product sales within our gross profit and gross margin year-over-year comparisons are provided to disclose the material underlying factors that caused the overall changes in the financial statement line item at the segment level. The service revenue disclosure on pages 30 and 31 is a trend that may affect future performance. However, the service revenues were immaterial to our financial results for the comparative periods presented and as such, were not included as factors impacting the overall changes.

We discuss changes in net sales, gross profit, and gross margin by segment within our MD&A as these are the significant components that affect the amount of reported income. Our cost of sales consists primarily of product costs, and as mentioned above in our response, gross profit and gross margin changes are primarily as a result of sales changes and changes in customer mix affecting the selling prices of products. Therefore, cost of sales trend information can be derived from the net sales, gross profit, and gross margin disclosures. As a result, we respectfully advise the Staff of our view that a separate discussion on cost of sales would be repetitive and not required, consistent with Instruction 2 to Item 303(b) of Regulation S-K.

Consolidated Statements of Income, page F-5

4.	Please explain to us why you do not separately present revenue from services and cost of services pursuant to Rule 5-03(b)1(d) and 2(d) of Regulation S-X.

We confirm for the Staff that for the years ended December 31, 2024 and 2023, services revenue and cost of services did not meet the 10% threshold pursuant to Rule 5-03(b) of Regulation S-X.

*****

If you have any questions, please do not hesitate to contact the undersigned at tom@connection.com or (603) 683-2505.

Sincerely,

/s/ Thomas Baker

Thomas Baker

Chief Financial Officer